UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

China Ming Yang Wind Power Group Limited

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

16951C108**

(CUSIP Number)

Chuanwei Zhang

Chief Executive Officer

China Ming Yang Wind Power Group Limited

Jianye Road, Mingyang Industry Park

National Hi-Tech Industrial Development Zone

Zhongshan, Guangdong 528437

People’s Republic of China

Copy to:

Leiming Chen, Esq.

Simpson Thacher & Bartlett

35/F, ICBC Tower, 3 Garden Road

Central, Hong Kong

+852-2514-7600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 20, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one ordinary share of the Issuer. No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 16951C108

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Mr. Chuanwei Zhang
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒[1]
3.	SEC use only
4.	Source of funds (see instructions): PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization: People’s Republic of China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 51,726,812
	9.	Sole dispositive power
	10.	Shared dispositive power 51,726,812
11.	Aggregate amount beneficially owned by each reporting person 51,726,812[2]
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 33.4%[3]
14.	Type of reporting person (see instructions) IN

[1]	This Schedule 13D is filed on behalf of the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purpose of this Schedule 13D.
[2]	Such amount includes (i) 8,976,300 Ordinary Shares held by First Windy Investment Corp., (ii) 19,755,000 Ordinary Shares held by Rich Wind Energy Three Corp, (iii) 20,539,306 Ordinary Shares owned by Ms. Ling Wu, Mr. Zhang’s spouse, and (iv) 2,456,206 Ordinary Shares in the form of American Depositary Shares held by Mr. Zhang purchased in a series of open market purchases.
[3]	This percentage is calculated based upon 154,940,916 Ordinary Shares outstanding as of May 21, 2015, as provided by the Issuer.

CUSIP No. 16951C108

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). First Windy Investment Corp.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒[1]
3.	SEC use only
4.	Source of funds (see instructions): OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 8,976,300
	9.	Sole dispositive power
	10.	Shared dispositive power 8,976,300
11.	Aggregate amount beneficially owned by each reporting person 8,976,300
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 5.8%[2]
14.	Type of reporting person (see instructions) CO

[1]	This Schedule 13D is filed on behalf of the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purpose of this Schedule 13D.
[2]	This percentage is calculated based upon 154,940,916 Ordinary Shares outstanding as of May 21, 2015, as provided by the Issuer.

CUSIP No. 16951C108

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Ms. Ling Wu
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒[1]
3.	SEC use only
4.	Source of funds (see instructions): PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Saint Christopher and Nevis
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 51,726,812
	9.	Sole dispositive power
	10.	Shared dispositive power 51,726,812
11.	Aggregate amount beneficially owned by each reporting person 51,726,812[2]
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 33.4%[3]
14.	Type of reporting person (see instructions) IN

[1]	This Schedule 13D is filed on behalf of the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purpose of this Schedule 13D.
[2]	Such amount includes (i) 8,976,300 Ordinary Shares held by First Windy Investment Corp., (ii) 19,755,000 Ordinary Shares held by Rich Wind Energy Three Corp., (iii) 20,539,306 Ordinary Shares owned by Ms. Ling Wu, and (iv) 2,456,206 Ordinary Shares in the form of American Depositary Shares held by Mr. Zhang purchased in a series of open market purchases.
[3]	This percentage is calculated based upon 154,940,916 Ordinary Shares outstanding as of May 21, 2015, as provided by the Issuer.

CUSIP No. 16951C108

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Rich Wind Energy Three Corp.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒[1]
3.	SEC use only
4.	Source of funds (see instructions): OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization: British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 19,755,000
	9.	Sole dispositive power
	10.	Shared dispositive power 19,755,000
11.	Aggregate amount beneficially owned by each reporting person 19,755,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 12.8%[2]
14.	Type of reporting person (see instructions) CO

[1]	This Schedule 13D is filed on behalf of the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purpose of this Schedule 13D.
[2]	This percentage is calculated based upon 154,940,916 Ordinary Shares outstanding as of May 21, 2015, as provided by the Issuer.

This Amendment No. 1 to Schedule 13D (the “Amendment”) amends and supplements the Schedule 13D initially filed on August 16, 2012 (as amended and supplemented by this Amendment, the “Schedule 13D”) with respect to the ordinary shares, par value $0.001 per share (the “Ordinary Shares”), of China Ming Yang Wind Power Group Limited, a Cayman Islands company (the “Issuer”). Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding at the end thereof the following paragraphs:

“20,539,306 newly issued Ordinary Shares were allocated to Ms. Ling Wu as part of the purchase consideration paid by the Issuer in connection with the acquisition of the equity interest indirectly held by Ms. Wu in China Smart.

The information set forth in or incorporated by reference in Items 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.”

Item 4. Purpose of Transaction

Item 4 is hereby amended by adding at the end thereof the following paragraphs:

“On May 18, 2015, the Issuer, Ms. Ling Wu and Ms. Yuan Li, an independent third party, entered into a share purchase agreement, which is filed hereto as Exhibit B, pursuant to which the Issuer agrees to acquire, and Ms. Wu and Ms. Li agree to sell, an aggregate of 97.51% equity interest in China Smart Electric Group Limited, or China Smart, a Cayman Islands company, that were indirectly owned by Ms. Wu and Ms. Li through their respective wholly-owned holding entities. In exchange, the total consideration paid by the Issuer to Ms. Wu was RMB213,493,658 in cash and 20,539,306 newly issued Ordinary Shares. The total consideration paid to Ms. Li was RMB79,051,074 in cash and 7,605,163 newly issued Ordinary Shares. The closing of the transaction contemplated under such share purchase agreement occurred on May 20, 2015. On May 18, 2015, the Issuer also entered into share purchase agreements with other independent third party shareholders of China Smart to acquire an additional aggregate of 1.48% equity interest in China Smart. As a result, upon completion of the acquisitions, the Issuer obtained 98.99% equity interest in China Smart and it expects to acquire the remaining 1.01% from other shareholders in the near future.

The payment of the cash portion of the purchase consideration is subject to the schedule as follows: (1) 60% to be paid within three months, (ii) 20% to be paid within six months, and (iii) the remaining 20% to be paid within twelve months, from May 18, 2015. The share portion of the purchase consideration comprises Ordinary Shares of the Issuer newly issued at US$3.49 per ordinary share.”

Item 5. Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of Item 5 are hereby amended and restated in their entirety as follows:

“(a)	The percentages used herein are calculated based upon the 154,940,916 Ordinary Shares that were outstanding as of May 21, 2015, as provided by the Issuer.

As of the date hereof, First Windy directly owns 8,976,300 Ordinary Shares, representing 5.8% of the outstanding Ordinary Shares. Rich Wind directly owns 19,755,000 Ordinary Shares, representing 12.8% of the outstanding Ordinary Shares. Ms. Ling Wu owns 20,539,306 Ordinary Share, representing 13.2% of the outstanding Ordinary Shares. Mr. Zhang owns 2,456,206 American Depositary Shares, each representing one Ordinary Share, which Mr. Zhang purchased in a series of open market purchases

First Windy is wholly owned by Mr. Zhang. Rich Wind is wholly owned by Ms. Wu. Ms. Wu is Mr. Zhang’s spouse. Pursuant to Rule 13d-3 under the Exchange Act, Mr. Zhang and Ms. Wu may be deemed to beneficially own an aggregate of 51,726,812 Ordinary Shares, representing approximately 33.4% of the outstanding Ordinary Shares of the Issuer.

(b)	Each of Mr. Zhang and Ms. Wu is deemed to have shared power to vote or direct the vote, dispose or direct the disposition of 51,726,812 Ordinary Shares. First Windy has shared power to vote or direct the vote, dispose or direct the disposition of 8,976,300 Ordinary Shares. Rich Wind has shared power to vote or direct the vote, dispose or direct the disposition of 19,755,000 Ordinary Shares.

(c)	Other than the transaction described in this Amendment, no transaction in the Ordinary Shares was affected by Reporting Persons during the sixty days before the date of this Amendment.

Item 7. Material to Be Filed as Exhibits

Exhibit A – Joint Filing Agreement, dated as of August 16, 2012, among the Reporting Persons, relating to the filing of a joint statement on Schedule 13D (previously filed with the Commission as Exhibit A to Schedule 13D filed by the Reporting Persons on August 16, 2012).

Exhibit B – Share Purchase Agreement, dated as of May 18, 2015, among the Issuer, Ms. Ling Wu and Ms. Yuan Li.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 19, 2015

Chuanwei Zhang

/s/ Chuanwei Zhang
Chuanwei Zhang

First Windy Investment Corp.

By:	/s/ Chuanwei Zhang
	Name:	Chuanwei Zhang
	Title:	Sole Director

Ling Wu

/s/ Ling Wu
Ling Wu

Rich Wind Energy Three Corp.

By:	/s/ Ling Wu
	Name:	Ling Wu
	Title:	Sole Director